UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-13921

BANKUNITED FINANCIAL CORPORATION

401(k) PROFIT SHARING PLAN

(Full title of the Plan)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer of the securities held pursuant to the Plan)

255 Alhambra Circle

Coral Gables, Florida 33134

(Address of the Issuer’s principal executive offices)

BankUnited 401(k) Profit Sharing Plan

I ndex

December 31, 2006 and 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

BankUnited 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 29, 2007

BankUnited 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$20,305,461	$15,517,521
Contributions receivable
Employer contribution	117,521	68,261
Participant contributions	132,356	105,256

Total contributions receivable	249,877	173,517

Cash	118,505	80,800

Total assets	$20,673,843	$15,771,838

Liabilities
Payable to participants	20,785	—

Total liabilities	20,785	—

Net assets available for benefits	$20,653,058	$15,771,838

The accompanying notes are an integral part of these financial statements.

BankUnited 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income
Net appreciation in fair value of investments	$1,099,629
Dividends	729,675
Interest	17,297

Total investment income	1,846,601

Contributions
Participants	3,247,072
Employer	1,683,803
Rollover	494,359

Contributions	5,425,234

Total additions	7,271,835

Deductions
Benefits paid to participants	2,253,932
Administrative expenses and management fees	136,683

Total deductions	2,390,615

Increase in net assets available for benefits	4,881,220
Net assets available for benefits
Beginning of year	15,771,838

End of year	$20,653,058

The accompanying notes are an integral part of these financial statements.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following description of the BankUnited 401(K) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BankUnited Financial Services, Incorporated (collectively, the “Company”) on the first day of the month after they have completed 30 days of service.

The Plan offers fifteen investment allocation options:

American Funds Growth Fund R5	Frank Russell Fixed Income I Fund
Artisan Mid-Cap Value Fund	Frank Russell Fixed Income III Fund
Calamos Growth A Fund	Frank Russell International Fund
Fidelity Retirement Money Market Fund	Frank Russell Real Estate Securities Fund
Fidelity Spartan U.S. Equity Index Fund	Frank Russell Select Value I Fund
Frank Russell Equity Q Fund	Frank Russell Short Term Bond Fund
SsgA Emerging Markets Fund	Harbor Small Cap Value Fund
Spartan U.S. Treasury Money Market Fund

The Fidelity Retirement Money Market Fund and the Spartan U.S. Treasury Money Market Fund are used as intermediate accounts where funds are placed until they are either distributed or invested, as needed.

The Plan also offers self-directed brokerage accounts (“Fidelity SDBA”) through Fidelity Investments Institutional Brokerage Group which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a stock purchase election which allows individuals to purchase BankUnited Financial Corporation stock.

The Company is the Plan Administrator. The Plan recordkeeper is the Ingham Group. The Plan Trustee is Reliance Trust Company. Fidelity is the Custodian of plan assets in the Fidelity SDBA.

Participant Accounts

Each participant’s account is credited with participant salary deferrals, employer matching contributions and earnings based upon the participant’s investment elections, and reduced for administrative expenses paid by the Plan, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employer Contributions

For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company’s contributions to the Plan for the years ended December 31, 2006 and 2005 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A Common stock of BankUnited Financial Corporation.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum equal to the Internal Revenue Service (“IRS”) annual limitations. For the year ended December 31, 2006, participant contributions were subject to an overall annual limitation of $15,000. Participants age 50 or over were allowed to contribute an additional $5,000 in 2006. Highly compensated participants’ (as defined by the Plan) contributions were limited to $13,200 (under age 50) and $18,200 (age 50 or over).

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant’s benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. The vesting schedule for the participant’s share of the Company’s contribution is as follows:

Years of Service	Percentage Vested
1	0
2	25%
3	50%
4	75%
5 or more	100%

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. In 2006 and 2005, the loans bore interest rates that ranged from 5.0 percent to 9.25 percent. These rates are based on comparable rates offered by other financial institutions for similar loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Withdrawals

Generally, vested account balances not exceeding $1,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to defer distribution until the age of 65 and are paid in a lump sum. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan and do not return to employment within 5 years. Forfeited nonvested accounts totaled $99,046 and zero at December 31, 2006 and 2005, respectively. These accounts will be used to reduce future employer contributions. In 2006, employer contributions were reduced by $204,467 from forfeited nonvested accounts.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements:

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Plan investments are stated at fair value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Participant loans are valued at their outstanding balances which approximates fair value.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Company as described above. Benefits are recorded when paid. Benefits payments satisfied through distribution of shares of Class A Common Stock of BankUnited Financial Corporation are recorded at fair value at the date of payment. There were no outstanding benefits payable to participants at December 31, 2006 and 2005.

Plan Administrative Expenses

In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan were approximately $38,908 for the year ended December 31, 2006.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Net Appreciation (Depreciation) in Investment Value

The Plan’s net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments sold during the year. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investments are determined by the specific identification method.

Dividend and Interest Income

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Such amounts are reinvested and become part of the Plan’s investment portfolio.

3.	Related Party Transactions

Certain plan investments are shares of BankUnited Financial Corporation Class A Common Stock. These transactions qualify as party-in-interest. In addition, at December 31, 2006 and 2005, the Plan had outstanding employer contribution receivables from the Company of $117,521 and $68,621, respectively.

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company. Reliance Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $88,000 for the year ended December 31, 2006.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006		2005
Russell Equity QI Fund, 50,244 and 37,308 shares, respectively	$1,879,630		$1,335,238
Russell International Fund, 35,982 and 26,672 shares, respectively	1,703,020		1,146,383
BankUnited Financial Corporation Class A Common Stock, 290,711 and 261,861 shares, respectively	8,128,280	*	6,957,647	*

*	$7,237,086 and $6,196,766 (258,837 and 233,224 shares, respectively) represent nonparticipant-directed investments at December 31, 2006 and 2005, respectively.

During the year ended December 31, 2006, the Plan’s investments appreciated in value as follows:

Mutual funds	$683,982
Common stock	394,843
Trust company funds	20,804

$1,099,629

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005
Net assets:
BankUnited Financial Corporation Class A Common Stock	$7,237,086	$6,196,766
Employer contribution receivable	117,521	68,261

	$7,354,607	$6,265,027

Year Ended December 31, 2006
Changes in net assets:
Net appreciation	$341,630
Employer contributions	857,264
Benefits paid to participants	(109,315)

$1,089,580

6.	Payable to Participants

As a result of the Plan’s non-compliance with its non-discrimination test, the plan agreed to reimburse $20,785 in excess contributions to highly compensated participants in order to satisfy contribution requirements. At December 31, 2006, this distribution was recorded on the financial statements as a payable to participants with an offset to Participant Contributions.

7.	Risk and Uncertainties

The Plan provides for various options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

* * *

ADDITIONAL INFORMATION

BankUnited 401(k) Profit Sharing Plan	Schedule I
Schedule of Assets Held
December 31, 2006

(a)*	(b) Identity of Issue, Borrowers, Lessor or Similar Party	(c )Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Fair Value
*	Russell Equity Q I Fund	Shares of registered investment company		1,879,630
*	Russell International I Fund	Shares of registered investment company		1,703,020
*	Rusell Fixed Income I I Fund	Shares of registered investment company		1,007,647
*	Russell Fixed Income III I Fund	Shares of registered investment company		957,772
	Harbor Small Cap Value Fund	Shares of registered investment company		954,055
*	Frank Russell Select Value I Fund	Shares of registered investment company		923,625
*	Frank Russell Real Estate Securities S Fund	Shares of registered investment company		898,530
	SSgA Emerging Markets Fund	Shares of registered investment company		810,188
	American Funds Growth Fund R5	Shares of registered investment company		696,584
	Fidelity Spartan U.S. Equity Index Fund	Shares of registered investment company		680,265
	Fidelity Retire Money Market Fund	Shares of registered investment company		586,203
*	Frank Russell Short Term Bond S Fund	Shares of registered investment company		451,984
	Artisan Mid-Cap Value Fund	Shares of registered investment company		49,838
	Calamos Growth A Fund	Shares of registered investment company		45,779
	Fidelity Spartan U.S. Treasury Money Market Fund	Shares of registered investment company		8,024

				11,653,144

*	BankUnited Financial Corporation Class A Common Stock	Shares of common stock	$5,034,283	8,128,280

				19,781,424

	Fidelity SDBA
	Suncor Energy Inc Fund	Shares of common stock		23,673
	Fidelity Canada Fund	Shares of registered investment company		16,634
	Proctor & Gamble Company Fund	Shares of common stock		16,068
	Fidelity Select Natural Gas Fund	Shares of registered investment company		14,618
	Amgen Inc. Fund	Shares of common stock		13,662
	Fidelity Freedom 2035 Fund	Shares of registered investment company		11,062
	Fidelity China Region Fund	Shares of registered investment company		10,677
	American Intl Group Inc Fund	Shares of common stock		8,958
	Oakmark I Fund	Shares of registered investment company		8,188
	Fidelity Select Defense Aerospace Fund	Shares of registered investment company		8,123
	Third Avenue Value Fund	Shares of registered investment company		8,087
	Fidelity Leveraged Company Stock Fund	Shares of registered investment company		6,427
	Fidelity Vaule Fund	Shares of registered investment company		6,384
	Fidelity Dividend Growth Fund	Shares of registered investment company		5,915
	Fidelity Export Multinational Fund	Shares of registered investment company		5,814
	Domini Social Bond Fund	Shares of registered investment company		5,438
	Fidelity Freedom 2030 Fund	Shares of registered investment company		5,108
	Ariel Appreciation Fund	Shares of registered investment company		4,472
	Fidelity Freedom 2040 Fund	Shares of registered investment company		4,275
	Citizens Small Cap Growth Fund	Shares of registered investment company		4,175
	Citizens Global Equity Fund	Shares of registered investment company		4,054
	American Century Sm Cap Val Inv Fund	Shares of registered investment company		3,992
	Yacktman Focused Fund	Shares of registered investment company		3,903
	T Rowe Price Media & Telecom Fund	Shares of registered investment company		3,767
	Fidelity Contra Fund	Shares of registered investment company		3,689
	FBR Small Cap Financial Fund	Shares of registered investment company		3,121
	Domini European Social Equity Fund	Shares of registered investment company		3,002
	American Century 20th Ultra Fund	Shares of registered investment company		2,070
	Wells Fargo Dividend Income Fund Inv	Shares of registered investment company		1,909
	Fidelity Inflation Protected Bond Fund	Shares of registered investment company		1,735
	Alcatel Lucent ADR F sponsored ADR Fund	Shares of common stock		1,664
	Allianz RCM Biotech D Fund	Shares of registered investment company		1,222
	Nortel Networks Corp Fund	Shares of common stock		1,203
	Agere Systems Inc A Fund	Shares of common stock		288
	Web.com Fund	Shares of common stock		42

				223,419

*	Participant Loans	Various maturities, interest rates ranging between 5% to 9.25%		300,618

				$20,305,461

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments

BankUnited 401(k) Profit Sharing Plan	Schedule II
Schedule of Reportable Transactions*
Year Ended December 31, 2006

	Purchases		Sales
Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Realized Gain (Loss)
BankUnited stock – Common A	71,623	$1,979,119	38,161	$1,072,819	$(83,115)

Notes:

*	Transactions, or series of transactions, in excess of 5 percent of the current value of Plan’s assets as of December 31, 2005 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The Plan

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BankUnited Financial Corporation		Plan Administrator	June 29, 2007

By:	/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Document
23.1	Consent of PricewaterhouseCoopers, LLP